SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Ginah Yun
Name:	Ginah Yun
Title:	Director

KT 1Q21 Earnings ReleaseKT 1Q21 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan st 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan st 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 32 Financial Highlights 3 Business Overview 4 Appendix 3

# 1 1Q21 Highlights

## Financial
(unit: KRW)

**Revenue and OP improved with balanced growth in Telco and Digital Platform Business**

| | | | |
|---|---|---|---|
| Service Revenue (Consolidated) | 6,029.4 bn. (YoY + 3.4%) | Service Revenue (KT separate) | 4,574.5 bn. (YoY + 3.3%) |
| Operating Profit (Consolidated) | 444.2 bn. (YoY +15.4%) | Operating Profit (KT separate) | 366.0 bn. (YoY +21.4%) |

## Business

**Digital platform businesses expansion and Group business portfolio Restructuring for the growth**

### Digital platform business expansion & Telco business competency enhancement

√ **B2B growth continued with 'Un-tact' (Contact-free culture) increase**
- AI/DX(IDC, Cloud) Rev. grew YoY +7.5%
- Accelerate DX Service offering(AICC, C-ITS etc.)

√ **Telco fundamental enhanced**
- Mobile ARPU YoY turnaround
- Broadband subs net adds of 100k (The largest net adds M/S in 1Q21)

### Group restructuring & Strategic investment continued for future growth

K bank

√ **K bank accelerated growth with capital increase**
- Total deposit Dec. '20 5 tr. ▶ Apr. '21 12 tr.

storywiz / skyTV

√ **KT StudioGenie established**
- Share acquisition of Storywiz and Skylife TV

banksalad

√ **Strategic investment in 'banksalad'**

altimedia

√ **Acquisition of 'altimedia'**

4

1 1Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 51 1Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 5

K-IFRS / Consolidated

# 1 Income Statement

- Total revenue increased YoY +3.4% with balanced growth in both Telco and Digital platform business
- Operating income increased YoY +15.4% with efficient cost spending

(Unit: KRW bn)

| | 1Q20 | 4Q20 | 1Q21 | QoQ | YoY |
|---|---|---|---|---|---|
| **Operating Revenue** | **5,831.7** | **6,207.3** | **6,029.4** | **-2.9%** | **3.4%** |
| Service Revenue | 5,107.0 | 5,302.5 | 5,230.4 | -1.4% | 2.4% |
| Handset Revenue | 724.7 | 904.7 | 799.1 | -11.7% | 10.3% |
| **Operating Expense** | **5,446.9** | **6,045.5** | **5,585.2** | **-7.6%** | **2.5%** |
| **Operating Income** | **384.8** | **161.7** | **444.2** | **174.7%** | **15.4%** |
| Margin | 6.6% | 2.6% | 7.4% | 4.8%p | 0.8%p |
| Margin* | 7.5% | 3.0% | 8.5% | 5.4%p | 1.0%p |
| **Non-op. Income/Loss** | **-17.0** | **-178.0** | **24.0** | **Turn Black** | **Turn Black** |
| **Income before taxes** | **367.8** | **-16.3** | **468.2** | **Turn Black** | **27.3%** |
| **Net Income** | **227.2** | **37.2** | **326.5** | **777.8%** | **43.7%** |
| Margin | 3.9% | 0.6% | 5.4% | 4.8%p | 1.5%p |
| **EBITDA** | **1,297.2** | **1,067.1** | **1,345.3** | **26.1%** | **3.7%** |
| Margin | 22.2% | 17.2% | 22.3% | 5.1%p | 0.1%p |

※ OP Margin* = Operating Income/Service Revenue

6

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 1Q20 4Q20 1Q21 QoQ YoY 5,446.9 6,045.5 5,585.2 -7.6% 2.5% Operating Expenses Labor Cost 1,003.9 1,053.8 1,024.2 -2.8% 2.0% 2,257.7 2,440.5 2,320.7 -4.9% 2.8% General Expense - Depreciation 912.4 905.4 901.2 -0.5% -1.2% 759.2 860.6 757.4 -12.0% -0.2% Cost of Service Provided Selling Expense 551.6 682.6 614.4 -10.0% 11.4% 874.4 1,008.1 868.5 -13.8% -0.7% Cost of Handset sold § Selling Expense (KT Separate) (Unit: KRW bn) 1Q20 4Q20 1Q21 QoQ YoY Selling Expense 575.8 686.3 631.0 -8.1% 9.6% 7K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 1Q20 4Q20 1Q21 QoQ YoY 5,446.9 6,045.5 5,585.2 -7.6% 2.5% Operating Expenses Labor Cost 1,003.9 1,053.8 1,024.2 -2.8% 2.0% 2,257.7 2,440.5 2,320.7 -4.9% 2.8% General Expense - Depreciation 912.4 905.4 901.2 -0.5% -1.2% 759.2 860.6 757.4 -12.0% -0.2% Cost of Service Provided Selling Expense 551.6 682.6 614.4 -10.0% 11.4% 874.4 1,008.1 868.5 -13.8% -0.7% Cost of Handset sold § Selling Expense (KT Separate) (Unit: KRW bn) 1Q20 4Q20 1Q21 QoQ YoY Selling Expense 575.8 686.3 631.0 -8.1% 9.6% 7

K-IFRS / Consolidated

# 3 Financial Position

(Unit: KRW bn)

| | 1Q20 | 4Q20 | 1Q21 | QoQ | YoY |
|---|---|---|---|---|---|
| **Assets** | **33,167.9** | **33,662.5** | **33,547.6** | **-0.3%** | **1.1%** |
| Cash & Cash equivalents | 1,627.1 | 2,634.6 | 2,753.1 | 4.5% | 69.2% |
| **Liabilities** | **18,099.2** | **18,111.1** | **18,209.7** | **0.5%** | **0.6%** |
| Borrowings | 7,286.9 | 7,316.3 | 7,724.6 | 5.6% | 6.0% |
| **Equity** | **15,068.8** | **15,551.4** | **15,337.9** | **-1.4%** | **1.8%** |
| Capital Stock | 1,564.5 | 1,564.5 | 1,564.5 | 0.0% | 0.0% |
| **Net Debt** | **5,659.8** | **4,681.7** | **4,971.6** | **6.2%** | **-12.2%** |
| Debt / Equity | 120.1% | 116.5% | 118.7% | 2.2%p | -1.4%p |
| Net Debt / Equity | 37.6% | 30.1% | 32.4% | 2.3%p | -5.2%p |



Debt/Equity
Net Debt/Equity
123.1%
121.0%
127.5%
120.1%
124.9%
132.8%
116.5%
118.7%
26.7%
28.1%
32.9%
37.6%
32.8%
31.0%
30.1%
32.4%
2Q 19
3Q 19
4Q 19
1Q 20
2Q 20
3Q 20
4Q 20
1Q 21

8

K-IFRS / Separate 4 CAPEX • CAPEX executed 289.4 bn won in 1Q21 - Access Network 149.7 bn, Backbone Network 34.2 bn, B2B communications 61.1 bn, others 44.4 bn (Unit: KRW bn) Access Network Backbone Network B2B Others 3,313 3,257 2,872 2,514 2,397 2,359 2,250 1,870 1,977 2,199 1,593 1,362 1,133 1,316 1,196 1,035 466 532 452 428 241 408 492 497 448 419 394 517 289 367 362 298 736 305 330 329 284 258 259 227 189 2013 2014 2015 2016 2017 2018 2019 2020 1Q21 9K-IFRS / Separate 4 CAPEX • CAPEX executed 289.4 bn won in 1Q21 - Access Network 149.7 bn, Backbone Network 34.2 bn, B2B communications 61.1 bn, others 44.4 bn (Unit: KRW bn) Access Network Backbone Network B2B Others 3,313 3,257 2,872 2,514 2,397 2,359 2,250 1,870 1,977 2,199 1,593 1,362 1,133 1,316 1,196 1,035 466 532 452 428 241 408 492 497 448 419 394 517 289 367 362 298 736 305 330 329 284 258 259 227 189 2013 2014 2015 2016 2017 2018 2019 2020 1Q21 9

1 1Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 101 1Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 10

K-IFRS / Separate

# 1 KT - Wireless

- Wireless service revenue up +2.2% YoY with 5G subscribers growth
- Total number of 5G subscribers recorded 4.4 million(30.7% of Handset subscribers)

(Unit: KRW bn)

| | 1Q20 | 4Q20 | 1Q21 | QoQ | YoY |
|---|---|---|---|---|---|
| Wireless | 1,735.7 | 1,733.4 | 1,770.7 | 2.1% | 2.0% |
| Service | 1,632.4 | 1,658.5 | 1,667.6 | 0.5% | 2.2% |
| Interconnection | 103.3 | 74.9 | 103.1 | 37.6% | -0.2% |

Subscribers
(Unit: Thousands)



21,333
21,549
21,771
21,922
21,976
22,133
22,333
22,305
22,427
419
1,055
1,419
1,778
2,237
2,812
3,617
4,402
14,049
14,090 (5G incl.)
14,124 (5G incl.)
14,165 (5G incl.)
14,231 (5G incl.)
14,291 (5G incl.)
14,324 (5G incl.)
14,335 (5G incl.)
14,364 (5G incl.)
3,529
3,691
3,856
3,985
4,100
4,325
4,517
3,054
3,069
3,755
3,768
3,792
3,772
3,645
3,517
3,492
4,917
4,994
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
5G
Handset
2nd Device/IoT
MVNO

11

K-IFRS / Separate

# 2 KT - Fixed Line/IPTV

- Telephony revenue decline mitigated(YoY -0.3%), Broadband revenue maintained last year's level despite interconnection rates decrease
- IPTV revenue up +6.8% YoY with consistent subs growth and platform revenue growth

(Unit: KRW bn)

| | 1Q20 | 4Q20 | 1Q21 | QoQ | YoY |
|---|---|---|---|---|---|
| Telephony | 378.4 | 355.1 | 377.3 | 6.2% | -0.3% |
| Broadband | 502.5 | 503.3 | 503.2 | 0.0% | 0.1% |
| IPTV | 417.7 | 438.6 | 446.2 | 1.7% | 6.8% |

## Broadband Subscriber

(Unit: Thousands)


8,849
8,904
8,962
8,962
9,043
9,130
9,171
9,276
59.0%
60.1%
61.0%
62.1%
62.9%
63.4%
64.1%
64.5%
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
Subscribers
% of GiGA

## IPTV Subscriber

(Unit: Thousands)


8,113
8,229
8,351
8,422
8,559
8,687
8,763
8,893
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,588,574 in 1H 2020 (6 month average)

12

K-IFRS / Separate

# 3 KT - B2B and others

- B2B revenue up +2.3% with balanced growth in all sub businesses, AI/DX including IDC/Cloud revenue up +7.5% YoY

(Unit: KRW bn)

| | 1Q20 | 4Q20 | 1Q21 | QoQ | YoY |
|---|---|---|---|---|---|
| B2B | 668.9 | 704.3 | 684.2 | -2.8% | 2.3% |
| Corporate Fixed Line | 267.5 | 266.8 | 269.3 | 0.9% | 0.7% |
| Corporate IT/Solution | 276.2 | 308.8 | 280.4 | -9.2% | 1.5% |
| AI/DX | 125.2 | 128.6 | 134.5 | 4.6% | 7.5% |
| Real estate | 45.8 | 50.8 | 41.3 | -18.8% | -9.9% |
| Handset revenue | 680.1 | 804.5 | 751.6 | -6.6% | 10.5% |

※ Most of Bizmeka revenue, which was in AI/DX, transferred to Corp. IT/Solution due to the decision of business termination and reallocation (Retrospectively reflected in revenue of FY2020)

B2B business breakdown



B2B Total
1Q21
AI/DX
20%
Corp. IT/Solution
41%
Corp. Lines
39%

| | |
|---|---|
| AI/DX | IDC, Cloud, AI Platform, Block chain, Smart mobility, etc. |
| Corp. IT/Solution | SI, Global ICT, Energy, Video security, etc. |
| Corp. Lines | Line lease, Kornet |

13

K-IFRS / consolidated(each subsidiary)

# 4 Major subsidiaries

- BC card partly recovered from COVID-19 slump and its revenue grew YoY +5.0% with the increase of credit card transaction
- Contents subsidiaries revenue up +12.2% YoY with volume growth in both music distribution and T-Commerce

Subsidiaries Revenue

(Unit: KRW bn)

| | 1Q20 | 4Q20 | 1Q21 | QoQ | YoY |
|---|---|---|---|---|---|
| BC card | 799.4 | 856.4 | 839.5 | -2.0% | 5.0% |
| Skylife | 167.9 | 176.5 | 166.9 | -5.4% | -0.6% |
| Contents subsidiaries | 177.9 | 218.1 | 199.6 | -8.5% | 12.2% |
| KT estate | 106.7 | 77.2 | 62.6 | -18.8% | -41.3% |

※ Contents subsidiaries : Storywiz(2Q20), KT Studio Genie(1Q21) added

※ KT estate : transferred its FM(facility management) unit to KT Telecop in August 2020

OP contribution by subsidiaries in total

(Unit: KRW bn)


83.5
89.2
85.5
47.7
78.2
1Q20
2Q20
3Q20
4Q20
1Q21

14

1 1Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 151 1Q21 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 15

# 1 K-IFRS Income Statement

(Unit: KRW bn)

| Consolidated | 1Q 20 | 2Q 20 | 3Q 20 | 4Q 20 | 2020 | 1Q 21 |
|---|---|---|---|---|---|---|
| Operating revenue | 5,831.7 | 5,876.5 | 6,001.2 | 6,207.3 | 23,916.7 | 6,029.4 |
| Service revenue | 5,107.0 | 5,196.6 | 5,240.0 | 5,302.5 | 20,846.1 | 5,230.4 |
| Handset revenue | 724.7 | 679.9 | 761.2 | 904.7 | 3,070.5 | 799.1 |
| Operating expense | 5,446.9 | 5,533.0 | 5,707.2 | 6,045.5 | 22,732.6 | 5,585.2 |
| Service expense | 4,572.5 | 4,745.7 | 4,905.7 | 5,037.5 | 19,261.4 | 4,716.8 |
| Labor cost | 1,003.9 | 983.7 | 1,082.3 | 1,053.8 | 4,123.7 | 1,024.2 |
| General expense | 2,257.7 | 2,341.6 | 2,385.3 | 2,440.5 | 9,425.1 | 2,320.7 |
| Cost of svc provided | 759.2 | 833.0 | 823.9 | 860.6 | 3,276.7 | 757.4 |
| Selling expense | 551.6 | 587.4 | 614.3 | 682.6 | 2,435.8 | 614.4 |
| Cost of device sold | 874.4 | 787.3 | 801.4 | 1,008.1 | 3,471.2 | 868.5 |
| Operating income | 384.8 | 343.5 | 294.0 | 161.7 | 1,184.1 | 444.2 |
| N-OP income (loss) | -17.0 | -34.2 | 20.1 | -178.0 | -209.0 | 24.0 |
| N-OP income | 291.8 | 87.6 | 157.8 | 302.7 | 839.9 | 245.0 |
| N-OP expense | 305.4 | 116.8 | 142.6 | 502.2 | 1,067.0 | 226.7 |
| Equity Method (G/L) | -3.5 | -4.8 | 4.9 | 21.5 | 18.0 | 5.7 |
| Income bf tax | 367.8 | 309.4 | 314.2 | -16.3 | 975.1 | 468.2 |
| Income tax | 140.6 | 100.3 | 84.2 | -53.4 | 271.7 | 141.7 |
| Net income | 227.2 | 209.1 | 229.9 | 37.2 | 703.4 | 326.5 |
| NI contribution to KT | 208.9 | 178.1 | 203.3 | 67.7 | 658.0 | 302.6 |
| EBITDA | 1,297.2 | 1,254.7 | 1,199.3 | 1,067.1 | 4,818.4 | 1,345.3 |
| EBITDA Margin | 22.2% | 21.4% | 20.0% | 17.2% | 20.1% | 22.3% |

| KT Separate | 1Q 20 | 2Q 20 | 3Q 20 | 4Q 20 | 2020 | 1Q 21 |
|---|---|---|---|---|---|---|
| Operating revenue | 4,429.1 | 4,339.6 | 4,520.5 | 4,590.0 | 17,879.2 | 4,574.5 |
| Service revenue | 3,749.0 | 3,743.2 | 3,805.0 | 3,785.5 | 15,082.8 | 3,822.9 |
| Handset revenue | 680.1 | 596.4 | 715.5 | 804.5 | 2,796.5 | 751.6 |
| Operating expense | 4,127.7 | 4,085.3 | 4,312.0 | 4,476.1 | 17,001.0 | 4,208.5 |
| Service expense | 3,367.0 | 3,442.9 | 3,569.5 | 3,610.3 | 13,989.7 | 3,443.8 |
| Labor cost | 555.1 | 535.4 | 629.2 | 548.1 | 2,267.8 | 569.0 |
| General expense | 1,611.5 | 1,654.4 | 1,690.4 | 1,761.4 | 6,717.7 | 1,644.8 |
| Cost of svc provided | 609.0 | 617.6 | 592.6 | 592.9 | 2,412.1 | 584.4 |
| Selling expense | 591.4 | 635.5 | 657.3 | 707.9 | 2,592.1 | 645.6 |
| Cost of device sold | 760.8 | 642.4 | 742.5 | 865.7 | 3,011.5 | 764.7 |
| Operating income | 301.4 | 254.3 | 208.5 | 114.0 | 878.2 | 366.0 |
| N-OP income (loss) | 133.1 | -28.2 | 12.6 | -182.5 | -64.9 | 86.3 |
| N-OP income | 390.3 | 84.4 | 95.6 | 278.9 | 849.2 | 289.3 |
| N-OP expense | 257.2 | 112.5 | 82.9 | 461.4 | 914.1 | 203.0 |
| Income bf tax | 434.5 | 226.2 | 221.1 | - 68.5 | 813.3 | 452.2 |
| Income tax | 113.8 | 58.9 | 58.1 | - 83.0 | 147.8 | 117.8 |
| Net income | 320.7 | 167.2 | 163.0 | 14.5 | 665.5 | 334.4 |
| EBITDA | 1,114.9 | 1,065.4 | 1,012.3 | 919.6 | 4,112.1 | 1,173.6 |
| EBITDA Margin | 25.2% | 24.6% | 22.4% | 20.0% | 23.0% | 25.7% |

16

# 2 K-IFRS Balance Sheet

(Unit: KRW bn)

| Consolidated | 1Q 20 | 2Q 20 | 3Q 20 | 4Q 20 | 1Q 21 |
|---|---|---|---|---|---|
| **Assets** | 33,167.9 | 34,572.2 | 36,449.2 | 33,662.5 | 33,547.6 |
| **Current assets** | 10,881.6 | 12,474.5 | 14,211.2 | 11,154.2 | 11,567.1 |
| Cash & cash equi. | 1,627.1 | 2,942.2 | 2,990.9 | 2,634.6 | 2,753.1 |
| Trade & other rec | 4,121.3 | 4,159.9 | 4,272.5 | 3,840.2 | 4,029.5 |
| Inventories | 634.7 | 640.6 | 851.9 | 534.6 | 591.9 |
| Other current asset | 4,498.5 | 4,731.8 | 6,095.9 | 4,144.7 | 4,192.6 |
| - Prepaid Contract cost | 1,362.5 | 1,378.4 | 1,379.9 | 1,345.7 | 1,310.8 |
| - Contract assets | 393.7 | 391.2 | 382.9 | 392.3 | 415.8 |
| **Non-current assets** | 22,286.4 | 22,097.7 | 22,237.9 | 22,508.4 | 21,980.5 |
| Trade & other rec | 996.7 | 1,123.4 | 1,060.6 | 1,128.5 | 945.3 |
| Tangible assets | 13,497.4 | 13,454.5 | 13,773.5 | 14,206.1 | 13,877.4 |
| Other current assets | 7,792.3 | 7,519.8 | 7,403.8 | 7,173.7 | 7,157.8 |
| - Prepaid Contract cost | 461.3 | 456.9 | 466.4 | 458.2 | 448.2 |
| - Contract assets | 147.2 | 161.6 | 176.5 | 194.2 | 209.4 |
| **Liabilities** | 18,099.2 | 19,199.7 | 20,794.0 | 18,111.1 | 18,209.7 |
| **Current liabilities** | 9,205.2 | 9,961.4 | 11,535.4 | 9,192.5 | 9,271.5 |
| Trade & other payables | 6,524.1 | 6,601.7 | 8,255.6 | 6,210.1 | 5,969.6 |
| Short-term borrowings | 1,271.3 | 1,667.3 | 1,546.0 | 1,418.1 | 1,449.0 |
| Others | 1,409.9 | 1,692.4 | 1,733.8 | 1,564.3 | 1,853.0 |
| - Contract liabilities | 314.6 | 315.5 | 316.3 | 327.1 | 321.2 |
| **Non-current liabilities** | 8,893.9 | 9,238.3 | 9,258.6 | 8,918.6 | 8,938.2 |
| Trade & other payables | 801.7 | 811.1 | 810.0 | 807.5 | 690.4 |
| Long-term borrowings | 6,015.6 | 6,320.3 | 6,304.9 | 5,898.2 | 6,275.7 |
| Others | 2,076.6 | 2,106.9 | 2,143.8 | 2,212.9 | 1,972.1 |
| - Contract liabilities | 58.5 | 51.5 | 52.2 | 57.1 | 50.0 |
| **Equity** | 15,068.8 | 15,372.5 | 15,655.1 | 15,551.4 | 15,337.9 |
| Retained earnings | 11,572.3 | 11,933.2 | 12,138.4 | 12,155.4 | 12,113.9 |

| KT Separate | 1Q 20 | 2Q 20 | 3Q 20 | 4Q 20 | 1Q 21 |
|---|---|---|---|---|---|
| **Assets** | 27,606.1 | 28,146.8 | 28,774.1 | 28,027.9 | 27,693.7 |
| **Current assets** | 6,878.9 | 7,445.4 | 8,098.4 | 7,155.7 | 7,287.3 |
| Cash & cash equi. | 754.1 | 1,422.1 | 1,911.6 | 1,541.2 | 1,564.4 |
| Trade & other rec | 3,490.2 | 3,372.7 | 3,473.7 | 3,127.0 | 3,353.6 |
| Inventories | 439.4 | 459.5 | 649.4 | 353.3 | 349.8 |
| Other current asset | 2,195.2 | 2,191.1 | 2,063.7 | 2,134.2 | 2,019.6 |
| - Prepaid Contract cost | 1,408.2 | 1,431.6 | 1,432.8 | 1,406.9 | 1,398.9 |
| - Contract assets | 359.2 | 349.7 | 338.2 | 343.4 | 351.1 |
| **Non-current assets** | 20,727.2 | 20,701.3 | 20,675.7 | 20,872.2 | 20,406.4 |
| Trade & other rec | 954.4 | 1,063.8 | 1,001.3 | 1,080.3 | 898.9 |
| Tangible assets | 11,284.6 | 11,250.6 | 11,502.2 | 11,999.7 | 11,725.9 |
| Other current assets | 8,488.2 | 8,387.0 | 8,172.2 | 7,792.2 | 7,781.6 |
| - Prepaid Contract cost | 448.8 | 446.0 | 454.7 | 454.8 | 445.1 |
| - Contract assets | 93.6 | 98.6 | 106.5 | 118.8 | 125.6 |
| **Liabilities** | 14,673.1 | 15,036.5 | 15,467.8 | 14,824.4 | 14,681.3 |
| **Current liabilities** | 6,520.1 | 6,613.7 | 7,037.2 | 6,608.0 | 6,563.9 |
| Trade & other payables | 4,593.9 | 4,182.5 | 4,670.0 | 4,568.4 | 4,409.4 |
| Short-term borrowings | 1,168.5 | 1,539.3 | 1,381.4 | 1,228.8 | 1,204.5 |
| Others | 757.8 | 891.9 | 985.9 | 810.8 | 950.0 |
| - Contract liabilities | 316.7 | 316.0 | 319.7 | 316.8 | 325.0 |
| **Non-current liabilities** | 8,153.0 | 8,422.8 | 8,430.5 | 8,216.4 | 8,117.4 |
| Trade & other payables | 1,567.3 | 1,570.2 | 1,530.5 | 1,512.9 | 1,206.2 |
| Long-term borrowings | 5,854.5 | 6,082.7 | 6,080.7 | 5,717.0 | 5,973.1 |
| Others | 731.1 | 769.9 | 819.3 | 986.5 | 938.1 |
| - Contract liabilities | 55.5 | 49.9 | 50.9 | 54.6 | 54.1 |
| **Equity** | 12,933.0 | 13,110.2 | 13,306.3 | 13,203.5 | 13,012.4 |
| Retained earnings | 10,916.8 | 11,083.6 | 11,247.5 | 11,233.7 | 11,221.4 |

K-IFRS / Separate

# 3 Subscribers

| Wireless | 1Q 20 | 2Q 20 | 3Q 20 | 4Q 20 | 1Q 21 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| Subscribers (Unit: Thousands)[1] | | | | | | | |
| Total | 21,976 | 22,133 | 22,333 | 22,305 | 22,427 | 0.5% | 2.1% |
| Net additions | 55 | 157 | 200 | -28 | 122 | N/A | 123.4% |
| Gross additions | 938 | 1,030 | 1,033 | 999 | 1,165 | 16.7% | 24.2% |
| Deactivation[2] | 884 | 873 | 833 | 1,026 | 1,043 | 1.7% | 18.1% |
| Churn rate | 1.3% | 1.3% | 1.2% | 1.5% | 1.6% | 0.1%p | 0.3%p |
| LTE | 17,035 | 16,954 | 16,774 | 16,174 | 15,739 | -2.7% | -7.6% |
| 5G | 1,779 | 2,237 | 2,813 | 3,619 | 4,404 | 21.7% | 147.6% |
| LTE+5G Penetration rate | 85.6% | 86.7% | 87.7% | 88.7% | 89.8% | 1.1%p | 4.2%p |
| ARPU (KRW)[3] | 31,773 | 31,393 | 31,620 | 31,946 | 32,003 | 0.2% | 0.7% |

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

| Fixed Line/IPTV | 1Q 20 | 2Q 20 | 3Q 20 | 4Q 20 | 1Q 21 | QoQ | YoY |
|---|---|---|---|---|---|---|---|
| Subscribers (Unit: Thousands) | | | | | | | |
| Telephony | 14,033 | 13,863 | 13,732 | 13,582 | 13,460 | -0.9% | -4.1% |
| PSTN | 10,898 | 10,736 | 10,594 | 10,449 | 10,311 | -1.3% | -5.4% |
| VoIP | 3,135 | 3,127 | 3,138 | 3,133 | 3,149 | 0.5% | 0.4% |
| Broadband | 8,962 | 9,043 | 9,130 | 9,171 | 9,276 | 1.1% | 3.5% |
| IPTV (OTV+OTS) | 8,422 | 8,559 | 8,687 | 8,763 | 8,893 | 1.5% | 5.6% |

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 7,588,574 in 1H 2020 (6 month average)

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